OMAC BEVERAGE SECURITIES, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(61,977)
Adjustments to reconcile net loss to net cash used in operations:		
Change in prepaid expenses and other assets		181
Change in accounts payable		(3,617)
Change in due to related party		4,044
NET CASH USED BY OPERATING ACTIVITIES		(61,369)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Members' contributions		70,000
NET CASH PROVIDED BY FINANCING ACTIVITIES		70,000
NET INCREASE IN CASH		8,631
CASH BALANCE:		
Beginning of period		26,086
End of period	$	34,717

See accompanying notes.